Exhibit (a)(5)(A)

Millicom’s (Tigo) Independent Committee
Issued Recommendation Under U.S. and Swedish Rules That Shareholders and SRD Holders Reject
the Tender Offers Made by Atlas Luxco S.à r.l

Luxembourg, July 15, 2024 – Millicom International Cellular S.A. (“Millicom”) today announced that a committee of independent members of its Board of Directors (the “Independent Committee”), following deliberation and discussions with Millicom’s financial advisors, has unanimously determined that the all-cash tender offers in the U.S. and Sweden (collectively, the “Offers”) by Atlas Luxco S.à r.l and its affiliates (“Atlas”) for all outstanding common shares and SDRs in Millicom (collectively, the “Shares”; holders of common shares and SDRs are collectively referred to as “Shareholders”) that Atlas does not currently own at a price of USD 24 per share (and the SEK equivalent per SDR) (the “Offer Price”) significantly undervalue Millicom and are not in the best interests of Millicom and the Shareholders.

The Independent Committee unanimously recommends that Shareholders reject the Offers and not tender their Shares pursuant to the Offers.

As further detailed in the solicitation / recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Millicom today with the Securities and Exchange Commission (the “SEC”) and published on Millicom’s website, and the statement of the Independent Committee (the “Swedish Recommendation Statement”) made under the Takeover rules for Nasdaq Stockholm and Nordic Growth Market NGM (the “Swedish Takeover Rules”), the Independent Committee’s recommendation that Shareholders reject the Offers is based on the following reasons, among others:

•	the Offer Price significantly undervalues Millicom, including based on the following considerations:

o	the Offer Price does not adequately take into account expectations based on Millicom’s long-range plan that Millicom will generate Equity free cash flow of $659 million, $701 million and $833 million in 2024, 2025 and 2026, respectively;

o	the Offer Price does not adequately take into account that, as previously announced and based on results through mid-June 2024, Millicom’s Equity free cash flow for full year 2024 is expected to be above $600 million (with this expectation not including Millicom’s prior receipt of $46 million of net proceeds from its previously announced Colombia tower sale) and Millicom’s Leverage is expected to end 2024 near the intermediate term target of 2.5x;

•	the Offer Price is well below trading multiples for comparable listed companies:

o	while the average 2024 enterprise value to operating cash flow multiple of Millicom’s Trading Peers[1] is 7.4x, the Offer Price represents a 37.3% discount to the price per Share implied by applying the same multiple to Millicom; and

o	while the average Equity Free Cash Flow yield of Millicom’s Trading Peers is 10.5%, the Offer Price represents a 30.1% discount to the price per Share implied by applying the same yield to Millicom;

•	the Offer Price represents a discount to the most recent closing price of the Shares and the closing prices of the Shares on certain other key dates:

o	a discount of 2.2% to the closing price of $24.55 per common share on June 28, 2024, the last full trading day prior to the announcement of the Offers;

o	a discount of 0.3% to the volume weighted average price of $24.10 per common share for the 30-day trading period ending on June 28, 2024, the last full trading day prior to the announcement of the Offers; and

o	a discount of 3.1% to the closing price of $24.78 per common share on July 12, 2024, the last full trading day prior to the date of the filing of the Schedule 14D-9;

•	the average control premia to undisturbed prices observed in all-cash technology, media and telecommunications transactions involving targets that are considered to be large publicly listed companies in the United States and Europe over the past 15 years range between 17.4% and 46.4%, while the Offer Price represents a mere 1.8% premium to the closing price of $23.58 per common share on May 22, 2024, the last full trading day prior to Atlas issuing a press release announcing that it was exploring a potential all cash tender offer for the Shares;

•	the Independent Committee has received an opinion from Nordea Bank Abp, filial i Sverige, Corporate Finance (“Nordea”) stating that, as of July 12, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written opinion, the offer price of $24.00 per common share and per SDR was not fair, from a financial point of view, for the holders of Shares (other than Atlas and its affiliates). For further details relating to Nordea’s opinion, please see “Opinion of Nordea” below;

•	if Atlas waives the “95% minimum tender condition” applicable to the Offers and the Offers are accepted only to such extent that Atlas becomes the owner of Shares representing at least 33% of Millicom’s outstanding Shares (being the “mandatory bid threshold” under Luxembourg law), Atlas and its affiliates could continue to purchase Shares in the open market without having paid a control premium to Shareholders who have tendered their Shares in the Offers or ever paying a control premium in the future;

•	if Atlas acquires additional Shares in the Offers and increases its ownership of Millicom and exercises its ability to waive the “95% minimum tender condition” applicable to the Offers, liquidity of the Shares may be reduced, which could have an adverse effect on Millicom’s stock price and could jeopardize the existence of an active trading market for the Shares;

•	the Offers do not adequately consider the potential value of ongoing and potential strategic transactions and alternatives, including that Millicom may evaluate whether to distribute dividends and/or implement a share repurchase program or otherwise return capital to its Shareholders (i.e., given the Long-Range Plan Expectations discussed below, and in particular Millicom’s expected anticipated cash flow generation, Millicom may, between 2024 and 2026, have excess cash sufficient to distribute dividends and/or implement a share repurchase program); and

•	Atlas states in the offer documents it filed in connection with the Offers that it reasonably believes that the Offer Price “is fair to [u]naffiliated [s]hareholders seeking immediate liquidity”, while the Independent Committee evaluated and bases its recommendation on whether the Offer Price is fair to all of Millicom’s unaffiliated shareholders.

In evaluating the Offers and in the course of its deliberations leading to the determination to recommend that the Shareholders reject the Offers and not tender their Shares pursuant to the Offers, the Independent Committee discussed with Millicom’s management its most updated long-range plan for Millicom (the “Long-Range Plan”), including Millicom’s anticipated cash flow generation contemplated thereby, and which was based, in part, on the preliminary review and report by Millicom’s management of Millicom’s financial performance for the second quarter of 2024 (the “2024Q2 Preliminary Financial Review”), each of which continues to be subject to review by Millicom’s management and auditor.

Accordingly, in connection with the Offers, and to support the Shareholders in evaluating the Offers and the Independent Committee’s recommendation, the Independent Committee observes that the Long-Range Plan presently indicates the following expectations for Millicom’s 2024 through 2026 fiscal years (the “Long-Range Plan Expectations”):

($ in millions)	2024E	2025E	2026E
Equity Free Cash Flow	659	701	833
Leverage	2.4x	1.9x	1.5x

The Long-Range Plan Expectations are underpinned by, among other things, recent cash flow outperformance (as announced in a press release issued by the Independent Committee dated June 27, 2024) and expected near-term cash flow improvement. While Millicom has gone through a period of constrained cash flows over the last several years, given meaningful investments made by Millicom in its business activities, including with respect to spectrum, capital expenditures and recent internal restructurings, Millicom’s management believes this investment period is nearing conclusion and expects Millicom’s cash flow generation to significantly increase over the coming years as reflected in the Long-Range Plan. However, the Long-Range Plan Expectations assume that no capital allocation activities or transactions, including distributions of dividends, share repurchases, strategic transactions or similar activities or transactions, have been undertaken by Millicom in the relevant period(s).

Accordingly, taking into account risk-adjusted value, potential benefits, risks and uncertainties that may ultimately impact the accuracy of the Long-Range Plan, and subject to further changes in Millicom’s business, assets, liabilities, financial condition, results of operations, management, competitive position, prospects and operating plans, as well as industry, economic and stock and credit market conditions, the Independent Committee believes that the intrinsic valuation of Millicom implied by the Long-Range Plan is more favorable to Millicom’s shareholders than the valuation implied by the Offer Price.

1 “Trading Peers” include: Liberty Latin America Ltd. (LILA), America Movil S.A.B. de C.V. (AMX), Telefonica Brasil S.A. (VIVT3), and TIM Brasil Serviços e Participações S.A. (TIMS3). Entel S.A. (ENTEL) is not considered a relevant trading peer because of its lower profitability margins as a result of a different business model and product mix, as well as lower trading liquidity.

Opinion of Nordea

Nordea was engaged to provide an opinion to the Independent Committee in accordance with the Swedish Takeover Rules as to whether the offer price of $24.00 per common share and per SDR was fair, from a financial point of view, for the holders of common shares and SDRs (other than Atlas and its affiliates). Nordea provided an opinion to the Independent Committee dated July 12, 2024 stating that, as of July 12, 2024, and based upon and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken set forth in its written opinion, the offer price of $24.00 per common share and per SDR was not fair, from a financial point of view, for the holders of Shares (other than Atlas and its affiliates). The full text of the written opinion of Nordea, dated July 12, 2024, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with such opinion, is filed as Exhibit (a)(5)(C) to the Schedule 14D-9 and is also attached to the Swedish Recommendation Statement. Nordea provided its opinion solely for the information and assistance of the Independent Committee in connection with its consideration of the Offers. Nordea’s opinion does not constitute a recommendation to any holder of Shares as to whether or not the holders of Shares should accept the Offers or any other matter. Nordea’s opinion was provided under, and solely for purposes of, the Swedish Takeover Rules and was prepared following customary Swedish standards and processes, which may differ from those customarily followed in the United States or elsewhere. For further details on Nordea’s opinion, please see the Schedule 14D-9.

Advisors

Millicom is receiving financial advice from Goldman Sachs International and Morgan Stanley & Co. International plc. Davis Polk & Wardwell LLP, Nord Advokater, Advokatfirman Lindahl and Hogan Lovells (Luxembourg) LLP are providing legal advice to the Independent Committee and Millicom.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

Regulatory Statement

This information was submitted for publication, through the agency of the contact person set out above, at 4:00 pm CET on July 15, 2024.

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 15,500 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

Additional Information

In response to the Offers, Millicom has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. MILLICOM’S SHAREHOLDERS ARE ADVISED TO READ THE SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFERS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a copy of the Schedule 14D-9, as well as any other documents filed by Millicom in connection with the Offers, free of charge at the SEC’s website at www.sec.gov and on Millicom’s website at https://www.millicom.com/investors/sec-filings. In addition, investors and Shareholders will be able to obtain free copies of these documents from Millicom by directing a request to Michel Morin, VP Investor Relations at investors@millicom.com.

Cautionary Statement

In connection with its review and evaluation of the Offers, the Independent Committee considered (i) the 2024Q2 Preliminary Financial Review, which was the basis of the expectations that Millicom’s Equity free cash flow for full year 2024 will be above $600 million, based on results through mid-June 2024 and taking into account potential risks that may impact performance (with this expectation not including Millicom’s prior receipt of $46 million of net proceeds from its previously announced Colombia tower sale) and Millicom’s Leverage will end 2024 near the intermediate term target of 2.5x (collectively, the “Preliminary 2024 Expectations”) and (ii) the Long-Range Plan, which was the basis of the Long-Range Plan Expectations. The 2024Q2 Preliminary Financial Review and the Long-Range Plan are referred to collectively as the “Expectation Details” and the Preliminary 2024 Expectations and the Long-Range Plan Expectations are referred to collectively as the “Expectations”.

The Expectations included in this press release are intended solely to provide the Shareholders access to certain of the Independent Committee’s interpretations of the Expectation Details that were made available to the Independent Committee, Millicom’s financial advisors and Nordea. The Expectation Details and the Expectations are not being included in this press release to influence the decision of any Shareholders regarding whether to tender Shares in the Offers or for any other purpose. The Expectation Details on which the Expectations were based may include projections that differ from publicly available analyst estimates and projections and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offers.

The Expectation Details on which the Expectations were based are necessarily based on numerous variables, estimates, assumptions and judgments made by Millicom’s management, based on information available at the time the Expectation Details were developed, with respect to industry performance and competition, general business, economic, regulatory, market and financial conditions, other future events and matters specific to Millicom’s business, all of which are inherently uncertain, difficult to predict and many of which are beyond Millicom’s control. There can be no assurances that the Expectations will accurately reflect future trends or accurately estimate Millicom’s future financial and operating performance.

Additionally, calculations of the Expectations (and the underlying Expectation Details) assume that no capital allocation activities or transactions, including distributions of dividends, share repurchases, strategic transactions or similar activities or transactions, have been undertaken by Millicom in the relevant period(s).

The Expectation Details on which the Expectations were based are also inherently based on assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and cause the Expectations not to be achieved include, but are not limited to, risks and uncertainties relating to Millicom’s business (including the ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance and competition, general business, economic, regulatory, market and financial conditions and those risks and uncertainties detailed in Millicom’s public filings with the SEC, including those set forth in Millicom’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024 (the “2023 Annual Report”), under the section entitled “Part I — Item 3. Key Information — D. Risk Factors”. Accordingly, there can be no assurance that the Expectations will be realized, and actual results may vary materially from the Expectations. Modeling and forecasting the future performance of a provider of fixed and mobile telecommunications services is a highly speculative endeavor.

The Expectations include certain financial measures which are not IFRS measures. Such financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS. Millicom’s calculations of these financial measures may differ from others in its industry and are not necessarily comparable with information presented under similar captions used by other companies. Please see “Non-IFRS Measures” and “Non-IFRS Financial Measure Descriptions” below for more information about these measures.

The Expectation Details on which the Expectations were based were the responsibility of Millicom’s management. Neither Ernst & Young Société anonyme (“EY”), Millicom’s independent registered public accounting firm, nor any other auditing firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Expectation Details and, accordingly, neither EY nor any other auditing firm has expressed any opinion or any other form of assurance with respect thereto.

The inclusion of the Expectations in this press release should not be regarded as an indication that Millicom, Millicom’s financial advisors, Nordea or any of their respective affiliates, officers, directors, advisors or representatives considered or consider the Expectations to be predictive of actual future events, and the Expectations should not be relied on as such. None of Millicom, Millicom’s financial advisors, Nordea nor any of their respective affiliates, officers, directors, advisors or representatives can give any assurance that actual results will not differ materially from the Expectations.

None of Millicom, Millicom’s financial advisors, Nordea or any of their respective affiliates, officers, directors, advisors or representatives has made or makes any representation to any Shareholder or other investor regarding the ultimate performance of Millicom compared to the Expectations or that the Expectations will be achieved.

In light of the foregoing factors and the uncertainties inherent in the Expectations, the Shareholders and other investors are cautioned not to place undue, if any, reliance on the Expectations.

None of Millicom nor any of its affiliates, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile any Expectations to reflect circumstances existing after the date the Expectation Details were generated or the Expectations were formed or to reflect the occurrence of subsequent or future events even in the event that any or all of the assumptions underlying the Expectations are shown to be in error. Millicom undertakes no responsibility to make publicly available any update or other revision to the Expectations except as required by law.

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets, such as the armed conflict between Russia and the Ukraine and related sanctions;

•	potential disruption due to diseases, pandemics, political events, armed conflict, acts by terrorists, including the impact of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the acceleration of cash flow growth, the expansion of our fixed broadband network, the reintroduction of a share repurchase program and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our mobile financial services business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to create new organizational structures for the Tigo Money and Towers businesses and manage them independently to enhance their value;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in the 2023 Annual Report, including those risks outlined in “Part I — Item 3. Key Information — D. Risk Factors”, and in Millicom’s subsequent SEC filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

EBITDA after Leases (EBITDAaL) represents EBITDA after lease interest expense and depreciation charge.

EBITDA Margin represents EBITDA in relation to Revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (Last twelve month) EBITDAaL, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is EBITDA, less cash capex, less spectrum paid, working capital and other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers as (x) the total Home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our Current Report of Form 6-K, filed with the SEC on June 28, 2024, for a list and description of non-IFRS measures.

Other Disclaimers

Morgan Stanley & Co. International plc (“Morgan Stanley”) and Goldman Sachs International (“Goldman Sachs”) are acting as financial advisors to Millicom and to no one else. Morgan Stanley and Goldman Sachs are authorised by the Prudential Regulation Authority (“PRA”) and regulated by the Financial Conduct Authority and the PRA. In connection with such matters, Morgan Stanley’s and Goldman Sachs’ and their respective affiliates’ respective directors, officers, employees and agents will not regard any other person as its client, nor will Morgan Stanley or Goldman Sachs be responsible to anyone other than Millicom for providing the protections afforded to their clients or for providing advice in connection with the matters described in this announcement or any matter referred to herein.